SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 28, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Toshiba and Sony Execute Definitive Agreements For the Transfer of Semiconductor Fabrication Equipment to Sony.

February 28, 2011

Toshiba Corporation
Sony Corporation

Toshiba and Sony Execute Definitive Agreements
For the Transfer of Semiconductor Fabrication Equipment to Sony

TOKYO,  Japan, February 28, 2011 --- Toshiba Corporation (“Toshiba”), Sony Corporation (“Sony”) and Sony Semiconductor Kyushu Corporation (“SCK”) today announced that they have executed definitive agreements based on the non-binding memorandum of understanding signed on December 24, 2010 between Toshiba and Sony for the transfer from Toshiba to SCK of certain semiconductor fabrication equipment.

The equipment to be transferred from Toshiba to SCK is semiconductor fabrication equipment located at SCK’s Nagasaki Technology Center operated by Nagasaki Semiconductor Manufacturing Corporation (“NSM”), a joint venture among Toshiba, Sony and Sony Computer Entertainment Inc. (“SCEI”). The purchase price for this equipment is 53 billion yen. The closing for this transfer is planned for April 1, 2011, subject to the receipt of any necessary government approvals. Following the execution of the transfer, Toshiba, Sony and SCEI plan to terminate their NSM joint venture relationship.

By carrying out this transfer, Toshiba aims to pursue an asset light business model for its system LSI business. Promoting this measure in the system LSI area and concentrating management resources in its Oita Operations, will allow Toshiba to enhance its productivity and cost structure.

Sony’s goal is to further strengthen its production capacity for CMOS image sensors, demand for which is increasing, and expand its CMOS image sensor business by utilizing the equipment to be transferred to Sony that is located at SCK’s Nagasaki Technology Center. The purchase price of 53 billion yen is included in the approximately 100 billion yen CMOS image sensor investment announced by Sony on December 27, 2010.

No impact is anticipated on either Toshiba or Sony’s consolidated financial forecasts for the current fiscal year ending March 31, 2011. Any impact on financial results for the fiscal year ending March 31, 2012 and beyond is currently being assessed.

Outline of NSM
Establishment:                      March 3, 2008
Location:                               6-30, Tsukuba-machi, Isahaya-city, Nagasaki, Japan
Capital:                                  100 million yen
Ownership:                           Toshiba 60%, Sony 20% and SCEI 20%
Representatives:                  Masaaki Kinugawa,
Chairman of the Board and Director (Chief Executive Officer)
Nobuhiro Yamaguchi,
President and Director (Chief Operating Officer)
Business Activities:            Manufacture of high-performance semiconductors, including the “Cell Broadband Engine™” processor and the graphics engine “RSX”.
Number of Employees:        453 as of January 31, 2011

(Contact for the press)
Toshiba Corporation
Corporate Communications Office
Phone: +81-3-3457-2105
http://www.toshiba.co.jp/contact/media.htm

Sony Corporation
Corporate Communications
Phone: +81-3-6748-2200